Endorsement

This endorsement is a part of the annuity certificate to which it is attached. The endorsement modifies the terms of the certificate. In the event of a conflict between any provisions of the certificate and this endorsement, the provisions of this endorsement will prevail. The effective date of this endorsement will be the issue date of the certificate.

The first sentence of section 7.7 entitled “Declared Interest Option Interest” is removed in its entirety and replaced with the following sentence:

The guaranteed minimum interest rate applied to the declared interest option accumulated value is the guaranteed minimum interest rate shown on the Certificate Data page.

MODERN WOODMEN OF AMERICA

National Secretary

2011 DIO-INT